SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-53935

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harvard Savings Bank 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harvard Illinois Bancorp, Inc.
58 North Ayer Street
Harvard, Illinois 60033

SUMMARY ANNUAL REPORT FOR
HARVARD SAVINGS BANK EMPLOYEES' 401(K) PROFIT SHARING PLAN

This is a summary of the annual report for the HARVARD SAVINGS BANK EMPLOYEES' 401(K) PROFIT SHARING PLAN (Employer Identification Number 36-2420053) for the plan year 01/01/2011 through 12/31/2011. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $17,953. These expenses included $6,589 in administrative expenses and $11,266 in benefits paid to participants and beneficiaries, and $98 in other expenses. A total of 32 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,162,822 as of the end of the plan year, compared to $1,009,496 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $153,326. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $171,279, including employer contributions of $41,617, employee contributions of $113,004, other contributions of $0 and earnings from investments of $16,658.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2011 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

Reliance Trust Company	$982,801

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact DUFFIELD SEYLLER, who is a representative of the plan administrator, at 58 NORTH AYER STREET, HARVARD, IL 60033 and phone number, 815-943-5261.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 1.866.444.EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.	Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call the office of DUFFIELD SEYLLER, who is a representative of the plan administrator, at 58 NORTH AYER STREET, HARVARD, IL 60033 and phone number, 815-943-5261.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 58 NORTH AYER STREET, HARVARD, IL 60033, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARVARD SAVINGS BANK 401(k) PROFIT SHARING PLAN

Date: June 20, 2012	By:	/s/ Duffield J. Seyller, III
Duffield J. Seyller, III
President and Chief Executive Officer